16 May 2023

BURFORD CAPITAL REPORTS FULL YEAR 2022 FINANCIAL RESULTS;

PROFITABLE GROWTH AND UPDATE ON FAIR VALUE ACCOUNTING

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, today announces its audited financial results for the year ended December 31, 2022 (“FY22”).1 The Burford Capital 2022 Annual Report, including financial statements (the “2022 Annual Report”), is available at [LSE URL] and on the Burford Capital website at http://investors.burfordcapital.com.

Christopher Bogart, Chief Executive Officer of Burford Capital, commented:

“The pace of case progress in our portfolio quickened in 2022, resulting in a meaningful improvement in our financial results. Earnings per share more than doubled, driven by a 47% increase in total revenues, including 64% growth in capital provision income. Moreover, we deployed a record $457 million on a Burford-only basis into new capital provision-direct assets, historically our most profitable, and generated robust Burford-only cash receipts of $328 million.

“Court activity has continued to work through the backlog caused by the Covid-19 pandemic, and we are seeing a high level of portfolio activity in 2023, with 28 case milestones already having occurred and 61 more expected through the remainder of the year.

“We believe our portfolio is at a turning point, with a potential increase in our realization rate as more of our capital provision assets resolve. We expect to continue to see strong demand for our capital from tighter financial conditions and an unfolding economic downturn.

“We believe that our revised approach to determine the fair value of our capital provision assets under US GAAP represents a defining milestone in the evolution of the accounting for our asset class, and we expect it to become the industry standard. As we expected, the application of the revised fair value policy has resulted in a moderate increase in the carrying value of our capital provision assets.”

1 All FY22 figures in this announcement are audited and presented on a consolidated basis in accordance with the generally accepted accounting principles in the United States (“US GAAP”), unless otherwise stated. Definitions, reconciliations and information additional to those set forth in this announcement are available on the Burford Capital website and in the 2022 Annual Report (as defined above). In addition, figures in this announcement for the year ended December 31, 2021 have been restated as a result of applying our revised approach to determine the fair value of our capital provision assets retroactively to the prior three years of our annual financial statements prepared in accordance with US GAAP. See “Revised Fair Value Methodology” section of this announcement and “Explanatory note” in the 2022 Annual Report for additional information with respect to the restatement of our financial statements.

FY22 highlights

New business

Total Group-wide new business

•	New commitments of $1.2 billion, up 5% year on year (2021: $1.1 billion1)
•	Deployments of $928 million, up 10% year on year (2021: $842 million)

Burford-only capital provision-direct assets, representing assets capable of generating highest profits for our equity shareholders

•	Record new commitments of $726 million, up 22% year on year (2021: $595 million1)
•	Record deployments of $457 million, up 2% year on year (2021: $447 million)

Portfolio and liquidity

•	Group-wide portfolio grew to $6.1 billion at December 31, 2022 (December 31, 2021: $5.3 billion), driven by new commitments, deployments and fair value adjustments
•	Cumulative ROIC since inception from Burford-only capital provision-direct assets of 88% (December 31, 2021: 93%); IRR of 29% (December 31, 2021: 30%)
•	Significant external capital raising activity in 2022 with more than $1 billion raised
o	$360 million via Rule 144A/Regulation S private placement of 6.875% senior notes due 2030
o	$300 million from limited partners for new lower risk legal finance fund, the Burford Advantage Fund
o	$350 million from limited partners for new post-settlement fund, Burford Alternative Income Fund II
•	Burford-only cash receipts in 2022 of $328 million, up 17% year on year (2021: $281 million)
•	Burford-only cash and cash equivalents and marketable securities of $210 million at December 31, 2022 (December 31, 2021: $315 million)
o

Expect majority of consolidated $117 million due from settlement of capital provision assets at December 31, 2022 to be collected in cash in 2023 (2021: $86 million, of which 58% was collected in cash in 2022)

Income

•

Total revenues of $319 million (2021: $217 million) included capital provision income of $319 million (2021: $195 million), up 47% year on year, reflecting a higher level of case activity and portfolio progression, as Covid-19 pandemic-related disruption started to ease

•

Burford-only capital provision-direct realizations of $350 million (2021: $264 million) and realized gains of $133 million (2021: $128 million, reflecting an outsized global antitrust portfolio transaction in 2021)

o	Positive development indicated at 1H 2022 in outsized 2021 transaction generated a partial realization in 2H 2022 of $258 million Group-wide and $161 million Burford-only

•	Burford-only capital provision-direct realized loss rate in 2022 of only 1.0% of average portfolio at cost (2021: 0.8%), largely consistent year on year and likely reflective of slow court processes
•

Operating income of $195 million (2021: $69 million), with significant year on year growth arising from higher capital provision income and lower operating expenses due primarily to an outsized incentive compensation expense in 2021 related to a legacy asset recovery charge

•

Net income attributable to Burford Capital Limited shareholders of $31 million represented a $59 million improvement over the prior year (2021: net loss attributable to Burford Capital Limited shareholders of $29 million)

o	Net income per ordinary and diluted share of $0.14 (2021: net loss per ordinary and diluted share of $0.13)

Capital

•	Total shareholders’ equity attributable to Burford Capital Limited at December 31, 2022 was $1,743 million (December 31, 2021: $1,696 million)
o	Total shareholders’ equity attributable to Burford Capital Limited of $7.97 per ordinary share at December 31, 2022 (December 31, 2021: $7.74 per share)
o	Tangible book value attributable to Burford Capital Limited (non-GAAP) of $7.36 per ordinary share at December 31, 2022 (December 31, 2021: $7.13 per share)
•	As previously announced, declared interim dividend of 6.25¢ per ordinary share payable on June 16, 2023 to shareholders of record on May 26, 2023, with an ex-dividend date of May 25, 2023

[1] Burford-only new commitments for 2021 of $595 million are shown net of the warehousing activity as discussed in the 2022 Annual Report.

Revised Fair Value Methodology

Following comments from and engagement with the staff of the US Securities and Exchange Commission (the “SEC”), we have, in consultation with our independent auditor, revised our approach to fair value accounting for our capital provision assets in consideration of Accounting Standards Codification Topic 820—Fair Value Measurement (“ASC 820”).

As a result of this work, our capital provision assets are fair valued using an income approach. The income approach estimates fair value based on our estimated, risk-adjusted future cash flows, using a discount rate to reflect the funding risk of deploying capital for funding capital provision assets. The income approach requires management to make a series of assumptions, such as discount rate, the timing and amount of both expected cash inflows and additional fundings, and a risk-adjustment factor reflecting the uncertainty inherent in the cash flows primarily driven by litigation risk, which changes as a result of observable litigation events. These assumptions are considered Level 3 inputs.

A cash flow forecast is developed for each capital provision asset based on the anticipated capital commitments, damages or settlement estimates, and our contractual entitlement. Capital provision assets are recorded at initial fair value, which is equivalent to the initial transaction price for a given capital provision asset, based on an assessment that it is an arm’s length transaction between independent third parties and an orderly transaction between market participants. Using the cash flow forecast and a discount rate, an appropriate risk adjustment factor is calculated to be applied to the forecast cash inflows to calibrate the valuation model to the initial transaction price. Each reporting period, the cash flow forecast is updated based on the best available information on damages or settlement estimates and it is determined whether there has been an objective event in the underlying litigation process, which would change the litigation risk and thus the risk-adjustment factor associated with the capital provision asset. Each reporting period, the updated risk-adjusted cash flow forecast is then discounted at the then current discount rate to measure fair value.

In a small number of instances, we have the benefit of a secondary sale of a portion of an asset or liability. When this occurs, the market evidence is factored into the valuation process to maximize the use of relevant observable inputs. Secondary sales are evaluated for relevance, including whether such transactions are orderly, and weight is attributed to the market price accordingly, which may include calibrating the valuation model to observed market price.

In addition to applying this revised valuation approach to our FY22 consolidated financial statements, we have applied it retroactively to the prior three years of our consolidated financial statements. Management and the audit committee concluded on May 2, 2023 that our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and the six months ended June 30, 2022 should be restated to correct a material understatement of capital provision assets and capital provision income given the application of the revised valuation approach; definitionally, any such restatement is considered to be for the correction of a material error. The restated consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 are included in the 2022 Annual Report, and we intend to present our restated condensed consolidated financial statements for the six months ended June 30, 2022 when we issue our condensed consolidated financial statements for the three and six months ending June 30, 2023.

At the date of this announcement, we have open comment letters from the staff of the SEC with respect to its review of our annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Annual Report”) relating to, among other things, our approach to fair value accounting for our capital provision assets in consideration of ASC 820. Although the SEC comment letters will remain open and will not be formally resolved until the SEC staff has had an opportunity to review the 2022 Annual Report, we believe that the 2022 Annual Report addresses the SEC comments in all material respects.

Internal Control Over Financial Reporting

The SEC rules require a public company to complete a comprehensive evaluation of its internal control over financial reporting and to maintain disclosure controls and procedures.

Under the auditing standards promulgated by the Public Company Accounting Oversight Board, a restatement of financial statements is by definition evidence of a material weakness in internal controls. As a result, Burford has no alternative but to conclude that, due to the material weaknesses in Burford’s internal control over financial reporting, Burford’s internal control over financial reporting and Burford’s disclosure controls and procedures were not effective at each of December 31, 2022 and 2021.

During the year ended December 31, 2021 and as disclosed in the 2021 Annual Report, our management identified and disclosed material weaknesses in our internal control over financial reporting relating to each of (i) the preparation of evidence to demonstrate completeness and accuracy of information prepared by the entity (“IPE”) and (ii) management review controls (“MRC”). To remediate the material weaknesses relating to IPE and MRC, our management, in consultation with the Audit Committee, implemented a remediation plan to strengthen our internal control over financial reporting. The remediation measures relating to IPE and MRC have been fully implemented at December 31, 2022, and the operational effectiveness of our internal control over financial reporting with respect to these material weaknesses has been validated through testing. Based on these measures and the testing and evaluation of the effectiveness of our internal control over financial reporting, our management concluded that the material weaknesses relating to IPE and MRC have been remediated at December 31, 2022.

YPF-Related Assets Subsequent Event

On March 31, 2023, the United States District Court for the Southern District of New York (the “Court”) issued its opinion and order in connection with the summary judgment motions filed by the parties (the “Ruling”) in the Petersen and Eton Park cases against the Republic of Argentina and YPF. In summary, the Court decided that (i) Argentina was liable to Petersen and Eton Park for failing to make a tender offer for their YPF shares in 2012; (ii) YPF was not liable for failing to enforce its bylaws against Argentina; (iii) the various arguments Argentina had made to try to reduce its damages liability from the straightforward application of the formula in the bylaws were unavailing; and (iv) a hearing is needed to resolve two factual issues to enable the computation of damages.

The Ruling was a complete win against Argentina with respect to liability, with the quantum of damages yet to be determined, and a loss against YPF. The estimated impact of the Ruling on the fair value of the YPF-related capital provision assets at March 31, 2023 is an approximate increase of $285 million on a consolidated basis, approximately $100 million relating to third-party interests and approximately $185 million on a Burford-only basis. At December 31, 2022, the $1,233 million of consolidated carrying value for the YPF-related assets comprised $1,171 million of unrealized gain and $62 million of deployed cost (December 31, 2021: $1,231 million of carrying value). On a Burford-only basis, carrying value at December 31, 2022 was $823 million and comprised $768 million of unrealized gain and $55 million of deployed cost (December 31, 2021: $821 million of carrying value).

1Q23 Results

Burford has previously announced its intention to begin quarterly reporting commencing with the three months ended March 31, 2023 (“1Q23”). Financial results for 1Q23 are expected to be announced in the first half of June 2023.

Investor and Analyst Conference Call

Burford will hold a conference call for investors and analysts at 8.30am EDT / 1.30pm BST on Tuesday, May 16, 2023. The dial-in number for the conference call is +1 646 664-1960 (USA) / +44 (0)20 3936 2999 (UK) / +44 (0)20 3936 2999 (all other locations) and the access code is 867191. To minimize the risk of delayed access, participants are urged to dial into the conference call by 8.10am EDT / 1.10pm BST.

A live webcast of the call will also be available at https://www.investis-live.com/burfordcapital/644b751569b6910d00728042/osld, and pre-registration at that link is encouraged.

An accompanying 2022 full year results presentation for investors and analysts will also be made available on the Burford Capital website prior to the conference call at http://investors.burfordcapital.com.

Following the conference call, a replay facility for this event will be available until Tuesday, May 30, 2023 by dialing +1 845 709-8569 (USA) / +44 (0)20 3936 3001 (UK) / +44 (0)20 3936 3001 (all other locations) and using the replay access code 512960. A replay facility will also be accessible through the webcast at https://www.investis-live.com/burfordcapital/644b751569b6910d00728042/osld.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Arnav Kapoor

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

Summary Financial Statements, Restatements and Reconciliations

The tables below set forth summaries of the condensed consolidated and Burford-only statements of operations for the year ended December 31, 2022 and restatements of operations for the year ended December 31, 2021, the condensed consolidated and Burford-only statements of financial position at December 31, 2022 and restatements of financial position at December 31, 2021 and corresponding reconciliations from consolidated to Burford-only financial results.

Summary condensed consolidated statement and restatement of operations

	For the Years Ended December 31,
($ in thousands)	2022	2021
		(as restated)

Capital provision income	319,108	194,554
Asset management income	9,116	14,396
Services and other income	(8,997)	8,380

Total revenues	319,227	217,330

Total operating expenses	124,272	148,746

Operating income	194,955	68,584

Finance costs and loss on debt extinguishment	78,264	60,296
Foreign currency transactions (gains)/losses	7,674	5,499

Income/(loss) before income taxes	109,017	2,789

(Provision for)/benefit from income taxes	(11,558)	(9,727)

Net income/(loss)	97,459	(6,938)

Net income/(loss) attributable to Burford Capital Limited shareholders	30,506	(28,751)

Net income/(loss) attributable to Burford Capital Limited per ordinary share:
Basic	$0.14	($0.13)
Diluted	$0.14	($0.13)

Summary Burford-only statement and restatement of operations

	For the Years Ended December 31,
($ in thousands)	2022	2021
		(as restated)

Capital provision income	202,878	156,043
Asset management income	56,080	28,745
Services and other income	(8,353)	7,094

Total revenues	250,605	191,882

Operating income/(loss)	127,909	46,771

Net income/(loss)	30,506	(28,751)

Net income/(loss) per share:
Basic	$0.14	($0.13)
Diluted	$0.14	($0.13)

Reconciliation of summary condensed consolidated statement and restatement of operations to summary Burford-only statement and restatement of operations

	For the year ended December 31, 2022
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only

Capital provision income	319,108	3,709	(112,370)	661	(1,417)	(6,813)	202,878
Asset management income	9,116	312	46,652	-	-	-	56,080
Services and other income	(8,997)	184	(3)	(693)	-	1,156	(8,353)

Total revenues	319,227	4,205	(65,721)	(32)	(1,417)	(5,657)	250,605

Operating income	194,955	5,200	(65,857)	-	(919)	(5,470)	127,909

Net income/(loss)	97,459	5,200	(65,857)	-	(919)	(5,377)	30,506

	(as restated)
	For the year ended December 31, 2021
		Elimination of third-party interests
		Strategic
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Other	Burford-only

Capital provision income	194,554	(6,263)	(26,125)	193	(6,316)	156,043
Asset management income	14,396	1,843	12,506	-	-	28,745
Services income	8,380	(1,091)	-	(217)	22	7,094

Total revenues	217,330	(5,511)	(13,619)	(24)	(6,294)	191,882

Operating income	68,584	(1,808)	(13,730)	-	(6,275)	46,771

Net loss	(6,938)	(1,808)	(13,730)	-	(6,275)	(28,751)

Summary condensed consolidated statement and restatement of financial position

	At
($ in thousands)	December 31, 2022	December 31, 2021
		(as restated)

Total assets	4,288,359	3,741,504

Total liabilities	1,901,289	1,633,487

Total Burford Capital Limited equity	1,742,584	1,695,872

Non-controlling interests	644,486	412,145

Total shareholders’ equity	2,387,070	2,108,017

Basic ordinary shares outstanding	218,581,877	219,049,877

Total shareholders’ equity attributable to Burford Capital Limited per basic ordinary share	7.97	7.74
Total shareholders’ equity per basic ordinary share	10.92	9.62

Reconciliation of summary condensed consolidated statement and restatement of financial position to summary Burford-only statement and restatement of financial position

	At December 31, 2022
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only

Total assets	4,288,359	(2,779)	(477,590)	(409,249)	(103,523)	(76,792)	3,218,426

Total liabilities	1,901,289	(228)	(4,234)	(409,249)	(120)	(11,616)	1,475,842

Total shareholders' equity	2,387,070	(2,551)	(473,356)	-	(103,403)	(65,176)	1,742,584

	(as restated)
	At December 31, 2021
		Elimination of third-party interests
		Strategic
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Other	Burford-only

Total assets	3,741,504	(15,985)	(342,210)	(409,936)	(69,410)	2,903,963

Total liabilities	1,633,487	(769)	(4,001)	(409,936)	(10,690)	1,208,091

Total shareholders' equity	2,108,017	(15,216)	(338,209)	-	(58,720)	1,695,872

Reconciliation of components of deployments from a consolidated basis to a Group-wide basis

	For the year ended December 31, 2022
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds	BOF-C	Group-wide
Capital provision-direct	605,402	(148,296)	457,106		30,574	147,976	635,656
Capital provision-indirect	121,896	(101,573)	20,323		101,158	-	121,481
Post-settlement	-	-	-		170,689	-	170,689
Total new deployments	727,298	(249,869)	477,429		302,421	147,976	927,826

	For the year ended December 31, 2021
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds	BOF-C	Group-wide
Capital provision-direct	672,931	(225,674)	447,257		143,621	138,447	729,325
Capital provision-indirect	-	914	914	(1)	-	-	914
Post-settlement	-	-	-		111,713	-	111,713
Total new deployments	672,931	(224,760)	448,171		255,334	138,447	841,952
1.	Represents capital calls for expenses rather than cash deployed into assets.

Reconciliation of consolidated proceeds from capital provision assets to Burford-only cash receipts

	For the year ended December 31,
($ in thousands)	2022	2021
		(as restated)
Consolidated proceeds from capital provision assets	387,786	396,415
Less: Elimination of third-party interests	(81,857)	(139,826)
Burford-only total proceeds from capital provision assets	305,929	256,589
Burford-only proceeds from capital provision-direct assets	295,636	231,413
Burford-only proceeds from capital provision-indirect assets	10,293	25,176
Burford-only total proceeds from capital provision assets	305,929	256,589
Consolidated asset management income	9,116	14,396
Plus: Eliminated income from funds	46,964	14,349
Burford-only asset management income	56,080	28,745
Less: Non-cash adjustments	(41,321)	(10,246)
Burford-only proceeds from asset management income	14,759	18,499
Burford-only proceeds from marketable security interest and dividends	3,585	2,625
Burford-only proceeds from asset recovery fee for services	734	2,386
Burford-only proceeds from insurance receipts	2,979	1,367
Burford-only proceeds from asset management and other services	22,057	24,877
Cash receipts	327,986	281,466

Reconciliation of consolidated to Burford-only cash and cash equivalents and marketable securities

	At December 31,
	2022			2021
		Elimination of			Elimination of
		third-party			third-party
($ in thousands)	Consolidated	interests	Burford-only	Consolidated	interests	Burford-only
Cash and cash equivalents	107,658	(33,979)	73,679	180,255	(40,577)	139,678
Marketable securities	136,358	-	136,358	175,336	-	175,336
Total cash and cash equivalents and marketable securities	244,016	(33,979)	210,037	355,591	(40,577)	315,014

Reconciliation of consolidated to Burford-only realizations

	For the year ended December 31, 2022			For the year ended December 31, 2021
		Eliminations and			Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only	Consolidated	adjustments	Burford-only
Capital provision-direct	402,196	(51,987)	350,209	374,126	(109,974)	264,152
Capital provision-indirect	24,538	(14,216)	10,322	81,022	(45,990)	35,032
Post-settlement	-	-	-	-	-	-
Total realizations	426,734	(66,203)	360,531	455,148	(155,964)	299,184

Reconciliation of consolidated to Burford-only realized gains

	For the year ended December 31, 2022			For the year ended December 31, 2021
		Eliminations and			Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only	Consolidated	adjustments	Burford-only
Realized gains	158,933	(25,576)	133,357	137,247	(8,818)	128,429

Reconciliation of consolidated to Burford-only and Group-wide partial realization related to development in global antitrust portfolio matter

	For the six months ended December 31, 2022
		Elimination of
		third-party
($ in millions)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Realizations	189	(28)	161	69	28	258

Reconciliation of tangible book value attributable to Burford Capital Limited per ordinary share

The tables below set forth the reconciliations of tangible book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP, at December 31, 2022 and December 31, 2021.

	At December 31,
($ in thousands, except share data)	2022	2021
		(as restated)
Total Burford Capital Limited equity	1,742,584	1,695,872
Less: Goodwill	(133,912)	(134,019)
Tangible book value attributable to Burford Capital Limited	1,608,672	1,561,853
Basic ordinary shares outstanding	218,581,877	219,049,877
Tangible book value attributable to Burford Capital Limited per ordinary share	7.36	7.13

Definitions and Use of Non-GAAP Financial Measures and Alternative Performance Measures

Burford reports its financial results in accordance with US GAAP. US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We therefore refer to various presentations of our financial results as follows:

•

Consolidated refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this announcement, the major entities where there is also a third-party partner in, or owner of, those entities include BCIM Strategic Value Master Fund,

LP, Burford Opportunity Fund C LP, Burford Advantage Master Fund LP, Colorado Investments Limited (“Colorado”) and several other entities in which Burford holds investments where there is also a third-party partner in, or owner of, those entities.

•

Burford-only refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.

•

Group-wide refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated into Burford’s consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, that do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We subdivide our capital provision assets into two categories:

•

Direct, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a private fund) from our balance sheet. We also include direct (i.e., not through participation in a private fund) complex strategies assets in this category.

•	Indirect, which includes our balance sheet’s participations in two of our private funds (i.e., BCIM Strategic Value Master Fund, LP and Burford Advantage Master Fund LP).

We also use certain unaudited alternative performance measures, including:

•

Internal Rate of Return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.

•

Return on invested capital (“ROIC") from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in funding such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.

Other unaudited alternative performance measures and terms we use include:

•

Commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.

•	Deployment refers to the funding provided for an asset, which adds to our deployed cost in such asset.
•	Deployed cost is the amount of funding we have provided for an asset at the applicable point in time.
•

Realization: A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

•

Realized gain / loss reflects the total amount of gain or loss generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

•

Unrealized gain / loss represents the fair value of our assets over or under their funded cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (consolidated statement of operations) or cumulatively (consolidated statement of financial position).

•	YPF-related assets refers to our Petersen and Eton Park legal finance assets, which are two claims relating to Republic of Argentina’s nationalization of YPF S.A., the Argentine energy company.

We also use certain non-GAAP financial measures, including:

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Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision and other assets, including cash proceeds from realized or concluded assets and any related hedging assets, plus cash received for asset management fees, services and/or other income, before any deployments into funding existing or new assets. Cash receipts are a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable US GAAP measure is proceeds from capital provision assets as set forth in our consolidated statements of cash flows. We believe that cash receipts are an important measure of our operating and financial performance and are useful to management and investors when assessing the performance of our Burford-only capital provision assets.

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Tangible book value attributable to Burford Capital Limited is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity. Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by dividing tangible book value attributable to Burford Capital Limited by the total number of outstanding ordinary shares. Each of tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable US GAAP measure is total Burford Capital Limited equity as set forth in our consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders.

For additional information, including reconciliations of our non-GAAP financial measures to the most directly comparable US GAAP measures and reconciliations of our alternative performance measures, see the 2022 Annual Report filed with the SEC on May 16, 2023 and made available on our website at http://investors.burfordcapital.com. Non-GAAP financial measures should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements which are forward-looking statements, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.